EXHIBIT 99.5

KPMG LLP
Chartered Accountants	Telephone	(403)691-8000
2700 205 – 5th Avenue SW	Fax	(403)691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Agrium Inc.:
We consent to the inclusion in this annual report on Form 40-F of:
•	our Report of Independent Registered Public Accounting Firm dated February 27, 2008 on the consolidated balance sheets of Agrium Inc. (“the Corporation”) as at December 31, 2007 and 2006, and the consolidated statements of operations and retained earnings, cash flows, and comprehensive income and shareholders’ equity for each of the years in the three-year period ended December 31, 2007;

•	our Report of Independent Registered Public Accounting Firm dated February 27, 2008 on the effectiveness of internal control over financial reporting as of December 31, 2007;

•	our Report of Independent Registered Public Accounting Firm dated February 27, 2008 on the supplemental information entitled “Item 18 Reconciliation with United States Generally Accepted Accounting Principles for the years ended December 31, 2007, 2006 and 2005” of the Corporation;

•	our Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Differences;
each of which is included in this annual report on Form 40-F of the Corporation for the fiscal year ended December 31, 2007.
We also consent to the incorporation by reference of such reports in Registration Statement No. 333-147767 on Form F-10 and Registration Statements Nos. 333-11254, 333-114276, No. 333-132207 and No. 333-143334 on Form S-8 of the Corporation.
Signed “KPMG LLP”
Chartered Accountants
Calgary, Alberta
February 27, 2008